Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 26, 2026

On March 26, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer, Head of Asset Management and Director of Marketing participated in an interview on Pomp x Abra. A transcript of the interview is set forth below.

Host: Anthony Pompliano

Guests: Bill Barhydt, CEO, Abra; Marissa Kim, Head of Asset Management, Abra; Lief Storer, Director of Marketing, Abra

Show: Pomp x Abra | Crypto portfolio strategies and investing for the Fourth Turning

Thursday, March 26, 2026 (aired 3:00 pm ET)

Anthony Pompliano: Be reading those out, and then Bill, Marissa, and myself will talk through those. But Bill, if you want to take it away.

Bill Barhydt: Yeah, sure. So I know we still got people trickling in, and we'll get started right away, and hopefully can make the recording available later. But thank you so much for joining. I'm super excited about this, because this is a really, really interesting time. I don't know how much you've been paying attention, all of you, to the kind of crypto, digital asset, world news. You know, the SEC has been making news again. The CFTC has been making news again. And you know, it's actually mostly good news, which is great. If you're familiar with where we've been and how we got here, you're also able to, I believe, ask questions. So you can tee those questions up, and you know, we'll take questions as we can. And thank you again for joining. So what I'm going to do is I'm going to walk you through just a few minutes of background from a macro perspective on where I think we are, and talk a little bit about our products and services as they relate to the digital asset space. And then, of course, take questions and as I said, please, please tee up your questions as we go. You don't need to wait until the end, Anthony. Just shout them out if there's something relevant that I need to address or we got Marissa's expertise here on the product side as well. And just by way of background: I'm Bill Barhydt, I'm the founder and CEO at Abra, and with us here from Abra, we've also got Marissa Kim, who runs Asset Management at Abra, and so she can bring her expertise to bear on the products and services that Abra offers. So I titled this “Digital Asset Investing in the Fourth Turning and Exponential Age” because I think actually there's a couple of things converging at the same time as well as, you know, the second coming of crypto. I refer to where we are as kind of the second coming of crypto, because it's happening at the same time as, I think, the fourth turning that we're in, and this exponential age, which is really manifesting itself as this kind of AI boom right now. But, you know, we've also got the boom in robotics and the boom in rocketry and the boom in, you know, everything else. Technology is kind of reaching exponential growth stages as well. And so at the same time, the US is really in this kind of dated, late-stage, debt cycle, very long-term, which I think represents a very unique set of challenges and huge opportunities at the same time. So, that, having been said, I'll get into it. So what? We'll go over the next few minutes, but this won't be 60 minutes. It'll just be a few minutes because we're going to leave a lot of time for interactive discussion and Q&A and so like I said, please, please feel free to tee up your questions as we go and, you know, we'll try to cover those. Any topic is fair game. If I don't know, you know, my guess is we've got people here at the table that know, and we'll do the best we can. So I want to talk a little bit about this whole gold narrative, because gold obviously was on a tear going into January, significant pullback since then, you know, what we're seeing now in the area of smart contracts with the news out of the SEC and CFTC the past several weeks, the success of the prediction markets and the perpetual futures markets, which have now made their way in into the real world. Those two models of perpetuals and futures represent the first kind of killer real-world applications of crypto beyond stablecoins, right? Oil futures now on perps are actually beating traditional futures markets many days of the week, which is incredible. And then I want to address some of this ongoing FUD that I'm still getting a lot of inbounds from all of you on Quantum. And then I'm going to talk about wealth management and how that relates to some of the new legislation, the so-called Clarity Act, which I actually think is well named. Actually, I'm pretty bullish on it. And there's been some fun in the news around that as well, which I think we can talk about and address. And hopefully, any questions, any lingering questions you have there, will be addressed. And then Marissa and I will get into Abra tools and how you can basically safely navigate the crypto space with everything going on. So let me just talk about this whole idea of the fourth turning and where I think we are. You know, I actually think that we are in this so-called global fourth turning. And you know, if you read Dalio, his book on principles of a changing world order, if you read Howe's book on, you know, we're in the fourth turning. Now they converge on these ideas that we're in this late-stage debt cycle. You know, the rise of China, the decline of the US. It usually manifests itself in war, right? We've got a proxy war in Ukraine. We've got, you know, the makings of real war in Russia. Who knows what's going to happen in Taiwan, especially as the chip wars heat up. You probably saw Elon's announcement that he's planning what may be the most ambitious technology project in human history, you know. And at the same time, the narrative on Wall Street right now is the tokenization of everything. So it is absolutely crazy. What's going on? I mean, if you were dropped into, you know, on this planet from 30 years ago right now, and you were reading the news, you'd be like, okay, you know, yeah, this sounds a lot like, you know, the cycle that we went through right before World War II. And unfortunately, they wouldn't be wrong. And so, the last time this happened, we got World War II after coming out of that. We had Bretton Woods coming out of that. We had a complete restructuring of the financial world order, and it feels like the beginnings of that are happening again. Trust is breaking down. You know, the trust in Congress has never been lower. The trust in banks has never been lower. Many US banks have literally negative net promoter scores, which shouldn't be possible, meaning that their brand takes a hit for every new customer that they actually sign up. That shouldn't actually even be possible. That's how bad the brand image for some of these companies has gotten. And of course, the trust in the media is also at all time lows now. Gold has kind of been that safe haven crisis asset for literally hundreds or 1000s of years, it went up 69% during the Great Depression, 1300% 70’s stagflation, 166% during the great financial crisis from a few years ago, had a great 75% run last year, and it's actually kind of stalled the last few weeks. I didn't have a chance to look hard this morning, but Bitcoin has, since the Iran war started, Bitcoin is actually up, or at least it had been until today, up versus gold since the Iran war started, which is what most people were not expecting to happen. And so, you know, it begs the question, is it structural? Is it one-off? Is gold going to continue to go on its tear? I don't know. But what I do know is things are very different now than many of the other cycles that we've lived through before. We didn't have the internet in, you know, 1935. Right now, we have a digital world. We literally live in a digital world. You can't program gold; you can't divide it into small amounts. You can't easily spend it. You can't, you know, basically, verify it easily with auditors. In this tokenization world, there is tokenized gold, and many of you who maybe have our clients, are holding it right, but you're trusting some third party custodian to actually manage that gold. And while that may be preferable to many of you, in a digital native world, people more and more are looking at what is the digital store of value in the digital world, right? The analog world no longer makes sense. And so you know, that's what gold is up against now, right? Bitcoin is more scarce, which is what you want in hard money. It can be sent anywhere in seconds. It can be divisible down to fractions of a penny. It can be verified directly on the internet, so you can see every transaction that's ever happened. You can't make more Bitcoin out of thin air, right? Even ETFs, which are securitized Bitcoin, we can actually verify where that Bitcoin is on the internet, on chain, right, you can actually generate a reasonable yield right now off of Bitcoin. And you can put it in the proverbial shoebox and hold on to it yourself if you really want to. All things that, you know, make sense in the digital world, right? And so the 10 year performance for Bitcoin is simply undeniable, right, up 10,000% and you know, basically gold has doubled over the past 10 years, even with the run up last year on any four year basis since Bitcoin's creation. It doesn't matter which day you use as day one. It could be the day before the FTX collapse, the day before the Mount Gox collapse. Doesn't matter any day. And you go out from there four years Bitcoins rolling, four year return is positive. And so there's a reason for that. I think you're taking what is a very scarce asset, right? And you're inflating the amount of dollars in circulation, probably to the tune of 50% of the dollars in circulation since Bitcoin was created, right? It just stands to reason that if 100 million people are now holding Bitcoin, the number is actually closer to 300 million people globally holding Bitcoin in some way. In some way that its value is going to continue to grow in dollar terms at double-digit rates, even if you look at Bitcoin over the last 10 years versus gold on a log chart, it looks like a line straight up and to the right, even with the run up of gold in the past year. So we're talking about 1000s of years of monetary history for gold versus 15, and Bitcoin is only 10x off the pace from gold now, which is incredible, and the adoption is still going strong. So I believe, for me, personally, right? I can't define how all of you should think about your own wealth when I think about my beta. Beta is the term that we use in investing, because we have to have our own fancy terminology. Beta is the term that we use to say, what do I measure my wealth or return on an investment in versus the entire market, and this is what the entire market should be achieving. Okay, I use Bitcoin now as my personal beta, and I simply want to hold over time as much Bitcoin as possible. Now, not all of my investments are in Bitcoin, because there are things that I believe in the short term, not in the long term, but in the short term, could outperform Bitcoin. Could be that certain AI investments or certain other crypto investments, but I have very explicit questions that I ask before I'm willing to move something out of Bitcoin into another investment, because Bitcoin is 24/7, liquid. For me, I can move it easily. I can borrow against it, which we'll talk about in a few minutes, et cetera, et cetera. So I look at Bitcoin as my beta, which is, to me, the new gold. Well, that begs the question, what about banking? What about Wall Street itself, right? And so it turns out that at the same time that Bitcoin is, for many people like me, becoming kind of our personal beta, right? Smart contracts or crypto or digital assets are actually becoming the killer apps in the new banking system. This is a super interesting chart that shows the fastest companies in terms of growth in the world, right? Whether it's Phantom, you know, or Ramp or Wizard, all of these companies that you see in orange. I think the fastest, one of the fastest-growing apps in the world, is Phantom. You know, Polygon itself is a crypto app. Aave is a crypto app, which is a lending app. These DeFi protocols and foundations are actually some of the fastest-growing companies and platforms in the world, and also some of the fastest to ever reach $100 million in revenue. And most of the people outside of our sphere don't even know they exist or how fast they're growing. It's truly remarkable what's happening onchain, and a lot of this was accelerated because of the kind of reaction to FTX, to Celsius and everything that happened with those kind of CeFi platforms. When all of those platforms died, it actually made sense to move everything onchain, because you didn't have to trust a company without being able to verify what they were doing directly on the internet. And that has dramatically accelerated the adoption of DeFi in particular, and now tokenization so all of these things that you see, you know, stablecoins, DeFi, tokenization, prediction markets, AI, and payments are all happening via smart contracts built on Ethereum. Solana, Sui, Algorand – all of these platforms that are actually absolutely crushing it in terms of usage today. And this is the new banking stack, in our opinion. And we use this stack at Abra to build and offer our services to you as well, so that you know you can actually see things directly onchain and take advantage of the next-generation markets while you're investing in the same markets. Ironically.

Anthony Pompliano: Bill, real quick, before you move on. One thing that I’d be interested to get your thoughts on. I was talking to somebody recently today, and they asked me, you know, are we early or are we late in crypto? And my view was, you know, we're still early because we still use the term crypto. It's like people used to call it an internet company. Now it's a company. Eventually, it will be an asset, not a crypto asset. Talk a little bit as to how you see that evolving with some of these killer apps, and people call it like DeFi lending. At some point, does it just become lending?

Bill Barhydt: So two examples, right? That come to mind right away, super easy – prediction markets. How many people are using Polymarket today that probably don't even know that it's based on crypto smart contracts? You know, etc, etc, right? And that's number one. Number two is what I would call the Neobanks. And these are basically startups that are using stablecoins to hold money in digital wallets, right? Where the users, in many cases, don't even know that the digital wallet is based on stablecoins right now, in some cases, the users do know that these apps that they're using are based on crypto rails, right? Especially if you're using, you know, things like perpetual futures, which have been, you know, all over the press lately, right? The Wall Street Journal has been writing about the fact that – and Financial Times has been writing about the fact that – perpetual futures in oil markets have been absolutely booming since the war started, even before the war started, when the threat of war was there, right? And so my point is, that you're already seeing examples where people aren't talking about decentralized apps or crypto. It's just the business, right? The best way to deploy a prediction market is using crypto. The best way to deploy a neobank right now is on Solana. The best way to basically, you know, borrow against real-world assets is actually via DeFi. And as this evolves, it's just going to be business. It's just going to be banking. It's not going to be crypto bank, right? It may be to many people today, but in a couple of years, that crypto moniker is just going to, in my opinion, is just going to disappear, because it's just going to be business on the internet.

That makes sense to me. Yeah. So, you know, we all know about stablecoins. 2025 was clearly the year of the stablecoin, with the Circle IPO, which I believe was the biggest IPO, and in the year – Visa, MasterCard, are all in on stablecoin markets now. So, you know, we don't need to spend too much time there. Number one, you know, we just announced that we're going public at Abra, and I've been spending a lot of time with the investment community. Everybody wants to talk about tokenization, right? A lot of them are kind of worried, because people I'm talking to – bankers and, you know, they're worried their job is going to be disintermediated at the same time via this onslaught of tokenization, which is ironic, right? So, why is tokenization so interesting, and why does Abra care about it? For you. Well, if you can tokenize an existing stock, you can now borrow against it using services like Abra, just like we can borrow against Bitcoin. In theory, it can trade 24/7, just like Bitcoin. It can trade globally, just like Bitcoin. So Bitcoin showed Wall Street that using this token model, if we can tokenize things so that they function like Bitcoin, right? We can move them in real time. We can move them 24/7, we can facilitate liquidity and loans against them, which are capital and tax-efficient. And now it is. It is one of the key drivers of this new kind of crypto legislation that you're hearing about with this clarity Act, which is super important, but this narrative of tokenization has really taken hold. And you heard me say before, I think this, this is the second coming of crypto, because at the same time that tokenization is happening, AI is taking over everything. It's become a huge part of Abra’s business, you know… Anthony, we talked about it on your show last week. You know, I use it all. Chief of Staff, that's AI-based now, and it's integrated into every part of my life, not even just the business. And so it knows everything about me in the business, and in order to facilitate and make decisions. That's about to happen in wealth advisories as well, right? You're going to see the wealth advisory business flip on its head, and thousands of Wealth Advisors are basically going to be working for AI tools that can make decisions infinitely faster and make rebalancing decisions while people are sleeping. If some war breaks out in another country before you're awake. So I think that this integration, this nexus of AI and crypto, not to mention the fact that crypto is the way that AI is going to transact. If you're using agents on the end to manage your life, and those agents need to transact, and you spin one up, as we say, you're not going to create a bank account for that agent. The agent is simply going to use a Solana, Ethereum, Algorand wallet to facilitate real-time, fast and final transactions, right? And so this is all being built out now. So anybody who's asking you if we're early, we are in the bullpen of a game that is going to go into extra innings. So buckle up, because this is the game you want to be in, right? I think that the amount of wealth potential here, especially at this kind of nexus intersection of smart contracts, crypto AI, Bitcoin as the long term store of value is just awesome. It's a generational opportunity, in my opinion. And you know, I think we're in for a game you know, it's going to be volatile. You know, we've got war, we've got returning, we've got transitions happening globally at the same time. But it's that volatility that happens when you're going through these transitions where the real entrepreneurial business financial return opportunities lie, right? You know, and I use this parallel because I lived through it in my early days, you know. At Netscape, where the browser, the internet existed for a couple of decades before, right, the web was created, and once we had a super easy way to access the internet, right, it just changed everything for people. It was the killer app, and nobody could imagine living without it. Once it integrated into your life, you know. And now you have 100 million people using a Phantom wallet where they can borrow money against the other assets. They can, you know, earn yield on stablecoins, and they don't have to know anything about the ones and zeros of crypto to use it. It's drop, dead simple. So in the last year, we've started, from each perspective, to also have that aha moment while the same time, tokenization is enabling, kind of the institutionalization of this stuff at the same time. I don't want to spend too much time on this, because my guess is it's not much of a concern for this audience. But I get this all the time. So Pomp, maybe you have some, you know, thoughts, but like, I just think that the amount of fear, uncertainty, doubt in this, this quantum question, does warrant just quickly addressing it head-on, especially with the media that doesn’t know all about how the technology actually works. Like these are literally headlines from people who write for these, you know, mediums who literally wouldn't even understand this slide that I'm showing now about the difference between, you know, noisy and error corrected qubits and the amount of computational power it would take, versus where we are in the quantum world to, you know, break Bitcoin is so astronomical that it should be addressed, and the Bitcoin community is addressing it, but it's so far from reality that you know the amount of fear and uncertainty and doubt that it's created just makes no sense. And this analogy of comparing a paper airplane to a 747 from an engineering perspective is something that somebody used on me recently is by far the best analogy that I've heard. So I'm gonna, I'm gonna move on.

Anthony Pompliano: Bill, you know what? I always remind people, nobody has a quantum computer yet, like, at some point, there will be one. But yeah, there's not one yet.

Bill Baryhdt: Yeah, you could say, like, Edison, you know, the first time he developed a light switch on, off, that was a computer, right? So, I mean, it's literally as bare, like the quantum computers now, would be like the equivalent of a light switch being a computer. You know, in Edison's time. It's just laughable, right? And so, so, you know, I hear it enough, important for me, I think, to address it because, you know, like I said, if it's the beta for my life, and I don't understand it, that would be silly, but I do understand it, and the bottom line is, is that it's, it's just not a tenable concern, versus the reality of where we are and the reality of the changes that are being planned for Bitcoin right now to quantum harden the technology over the next five years. And so I'm very comfortable with that. So that having been said, let's look into how I think people think about managing the crypto world. Crypto is kind of this new world order, right? So, there are a multitude of ways to manage crypto today, right? The first you know, was the self-custody wallet, and you can do that in a few ways. You can literally write down a seed phrase on a piece of paper, go online, type in that seed phrase, and reconstitute your crypto wallet. I wouldn't recommend that for most people. If you don't do that right, it's a nightmare, but you can do it now. You can also buy a ledger device and put that seed phrase or long key effectively on that as well. You can bury it in the proverbial backyard. If you're a day trader or you're holding a little bit of money, you can use an exchange like Coinbase or Kraken. And of course, if you've got a 401(k) or a broker and you want an easy way to buy exposure to Bitcoin or select, you can also always use an ETF. Now, my take is that on the exchange side, this is the easiest one to deal with if you're a day trader and you're actively trading crypto, especially in smaller amounts, nothing wrong with using an exchange. Lots of people use them. Just remember that when you put money on an exchange, you are effectively lending your crypto to the exchange, lending your dollars to the exchange, meaning you are now a liability on their balance sheet. So if they go under, right, you get in line with everyone else to get your assets back, right? So that's where the phrase, “not your keys, not your crypto, or not your coins” comes from. Right? You can look at FTX and others, you know Celsius, and you know Voyager, and you know for what people were dealing with there. Now, obviously, I think Coinbase is a great company, and if you're a trader, there's nothing wrong with using a Coinbase or a Kraken and for those kinds of services, but if you're not a trader, I strongly discourage you from, you know, doing that at the same time, right? Self-custody is definitely a safer proposition. But now you are basically dependent upon not losing those keys, not losing the seed phrase. There is no you know. And if you create a backup, where are you creating that backup? If it's online, is that a secure location? And if you're not technically astute, especially if you're managing you know, a million plus, you know, self-custody is a pretty scary proposition for most people. You know, as somebody with a degree in computer science, like, I can tell you, when I plug a hardware wallet in, every once in a while, I definitely have to stop, pause. I sweat for a few seconds, and have to remember, like, how do I do this again? And then I remember, and I move on, but, but for most people, it's way worse, right? So it can work. You know, I know a lot of people that, you know, are comfortable doing it, but for most people, it's just too complicated. And so now, easiest approach to buying crypto today, by far, is if you're not in the exchange or in trader world is just to use your broker or buy some in your 401(k) via the ETF now, and that's great, because it can be, you know, easily added to a 401(k). Now, just understand what you're getting, right? So you own a share of some type of trust depending upon how the ETF or ETP is set up. There's no inherent yield. If it's Bitcoin, there's no self-custody. You're paying management fees. The most important part of understanding the ETF model is Bitcoin trades 24 hours a day, seven days a week, 365 days a year. ETFs trade when stock markets are open, and I believe stock markets are open about, I don't know, 30, maybe 38/40 hours a week. If you do the math right, like it's 9:30 to 4:30 every day. So that's about what 38 hours, let's say roughly, right? 38 hours a week. What's seven times? 24 believe, 168 hours a week, right? So that means stock markets are closed five times more than they're open, right? So, if the shit is hitting the proverbial fan on Saturday afternoon and you need access, you like well. Reason is one, it's offered via a fiduciary model, right? So the company, like Abra, that's doing that, is your fiduciary right? So we are legally obliged to act in your best interest, and that is via an SEC registration as an RIA, right? We can offer yield tax strategies, tax, you know, tax, loss harvesting, strategies, institutional grade custody. Each client gets their own vault, which means that the assets that you're holding in custody aren't commingled. And if Abra goes away, or anybody else offering the SMA goes away, those are still your assets. Legally, you're retaining the title. Is the language we use to for those assets, right? So, it's your digital gold in your vault with your name on it, right? So, that's the, in my opinion, for most people in this world, the right way to look at just crypto investing. Now it's not good for the small dollar, you know, if you're holding $100 you may as well put it on an exchange, because you're not risking that much anyway. But if you're really getting into a meaningful amount of money, you know, especially like a couple 100,000 or, you know, half a million and up, you should definitely consider the SMA model that Abra offers as the right way to do this. So, what we're going to do for the next couple of minutes, and then, versus going to talk here, and then we'll tee up some questions. I see that some questions have already been coming in, which I'm looking forward to digging in. I'm just looking at them right now, one in particular, but, you know, we get that. We get asked this. I've been asked this question, you know, for eight years. You know, what is the right allocation? And you know, obviously, it depends upon a few different things, right? As you might guess, I have a much more aggressive view on this. As I said, Bitcoin is my personal beta, so I'm always looking to hold as much Bitcoin as possible, and then I allocate some of that Bitcoin into other things. So it's kind of the opposite of what many people do, but I'm low again. I believe that it's the best store of value that we have today, especially if your time horizon like mine is five to 10 years out, which it always is. But you know, I always recommend, if you have the most conservative perspective, you should start at one to 5% every few years, and your portfolio falls 5% anyway. So you know, you're not taking a huge mental risk by saying, okay, if I'm risking 100% of 5%, you know it's, it's not a disaster. But I think we're past the point now where people would believe that they're risking 100% of their money if they put, you know, 5% of their wealth in Bitcoin, for example. And then, of course, you know, you can look at things like stablecoin yield for a more moderate portfolio that's growing, and then look at a portfolio of multiple types of digital assets, you know, in a more aggressive stance. And we're about to enter a kind of a fourth framework that you'll see probably later this year, which integrates tokenized equities, stablecoins and crypto into one balanced portfolio which can be customized for each user. So this allocation framework today is going to even integrate traditional assets in the coming months. So that's the framework that we generally look at as a fiduciary today. Okay, so, Marissa, you want to talk a little bit about how the model portfolios work, and how we think about allocating on your different kinds of risk.

Marissa Kim: So you know, you can definitely reach out to our team. That's kind of one of the benefits of working with us. We have a lot of clients that already know what they're doing. They've been in the space for a long time, and they basically just want to go on the platform and earn yield. That's totally fine. But for people who want to kind of sit with our team and analyze whether their portfolio needs to be rebalanced, how they should get exposure, if they're new, you know, coming into crypto and they don't have exposure, or maybe they just have Bitcoin, and they want to learn, you know, what else should I be doing? We have kind of our own view on low-risk portfolios versus if you want to kind of go out on the risk curve, and generally, when we think about going out on the risk curve, obviously, there's a million alts, you know, there's new tokens launching every day. We can definitely give our feedback on, you know, getting exposure to some of those. But most of our clients kind of stick to the majors, and then their alpha is really generating yield. So that's kind of what we're known for. We have a stablecoin yield strategy, which is, you know, maybe people don't even want to get exposure to Bitcoin yet, but they have, you know, dollars that they're sitting on, and they want to earn yield. We can talk about that later. We have a Bitcoin yield strategy, which a lot of our clients are doing. And then we also have a couple other strategies that involve generating yield and alpha on Solana and Ethereum that go beyond you know, the rate that you would get staking. So we basically work to build portfolios with our clients. We also sometimes work with larger clients that want to build something custom. So please reach out. We'll give you the contact details at the end of this if you want to go, Bill, to the next slide.

Bill Barhydt: So, as you’re teeing this up, we talked about yield and staking, and some people talk about them interchangeably, but at Abra, they actually can mean a couple of different things. You want to touch on that for a second and just, you know, make it clear that they’re different things for us?

Marissa Kim: Yeah. I mean, I think probably most people who are attending this webinar understand staking, but we do talk to clients that aren't. So basic staking, where you're just providing security for the network, you can stake Ethereum. I think the current rate is somewhere between 2 and 3%. Solana's staking rate is probably around 6 to 7% right now. We do use staking as strategy, as one of the strategies that we run, but we also do a lot of other strategies, some of them are listed here, where we do funding rate arbitrage, we do DeFi-based lending, we do liquidity provisioning, which you heard us talk about Jupiter, and how large of a platform Jupiter is. So we actually deploy assets into Jupiter. We basically share in the trading fees. So all the people that are borrowing assets to trade on margin, and then when they get liquidated, like that generates a bunch of fees. So there's very high yields, quote, unquote, yields that you can generate in very Delta neutral, you know, strategies so that you're not taking additional risk. And we are, you know, we've been running these strategies for five plus years. We use them in combination. We use them to generate yield on stablecoins. So that's what this slide is that Bill's showing right now. Our USD strategy. It's very similar to the way Ethena works, if you guys know Ethena. So it's basically built on Solana. It's basically a Delta-neutral Solana position. You know, you're holding staked Solana and hedging it. You could also be supplying onto platforms like Jupiter hedging that. So there's a bunch of different strategies that we use, but generally the yield should be, I think right now, it's five or 6% probably in a bull market, should be closer to like eight or 9% or even higher. So if you want to earn yield on dollars, this is a great strategy.

You can go to the next slide, unless you want to comment on anything.

Bill Barhydt: Did you want to talk about the launch promo on USDF and what we're doing there?

Marissa Kim: So, USDAF is a yield-bearing stablecoin on Solana that I just mentioned. AbraFi, which you know, the Abra team contributed to this protocol, but it is a decentralized protocol that put this stablecoin out as the first product. So we are doing a launch promo that you can, if you can email us and you want to learn more about it, we can tell you there's some additional rewards that you can get for participating. So, you know, I don't want to say too much about that now and bore other people, but definitely reach out to our team global sales at Abra, and we can tell you more.

Bill Barhydt: Yep.

Marissa Kim: And then we also have a digital income strategy, which is really for people who kind of want broad-based exposure to, you know, the ecosystem and kind of beyond Bitcoin. So it is an index approach where you get exposure to Bitcoin, Ethereum, Solana and stablecoins. So it's just those four assets, and it's automatically rebalanced in real time. And the portfolio across those four assets generates yield. So generally, most of the portfolio is actually Solana and stablecoins. And that actually creates a really interesting performance versus just holding Bitcoin, because the stablecoins make the portfolio less volatile, which is great. And then you're also getting kind of the higher beta Solana presence, so it does tend to outperform just holding Bitcoin. And then, plus, you're getting this really attractive yield, which, again, you know, this is, I think, at the lowest I've ever seen. It is 6 or 7% right now…it's 9%. We do have a web page on our site that shows, like, real-time, what the portfolio is and the yield that you can generate. So again, I think it's a really good alternative to just holding Bitcoin.

Bill Barhydt: Yeah, I think this is our best, our best product. So if you're looking for kind of broad-based exposure to the crypto space, not sure how to allocate, not sure how to think about yield, this is a super simple, easy way for us to help you kind of navigate that world. And you know, compared to like a hedge fund, for example, and super, super low fees, in my opinion.

Anthony Pompliano: Bill, one of the questions is, how can we be sure the yield-generating strategies won't lead to, you know, loss of capital, etc, as other people have experienced?

Bill Barhydt: Sure. You basically want to take that one first? Maybe I'll comment after that.

Marissa Kim: Yeah. I mean, I think you know this, these strategies are DeFi based, so you are taking some technology risk, and part of our job is really, you know, we don't work with kind of, like, the newer, you could say, like, pop up and offer these, like, really high yields, like you hear about all the time. So generally, we're using platforms like Jupiter, you know, platforms like Aave have been really battle tested through many, many cycles, tremendous volume of transactions. So that's kind of what gives us comfort. Like this is a protocol we can safely put client funds on. We also test all of the strategies and the protocols. Like we put our own treasury and our own money into these strategies before we launch them to clients. But you are definitely taking a technology risk. So if there is, you know, a smart contract that has some bug in it, if there's, like, something happens to Solana, obviously, there's risks like that. And then there's just execution risk, like executing the strategy, as you know, because there is complexity in that some of these strategies have multiple legs, so it's just making sure we execute them correctly, but there isn't counterparty risk. So if you remember what happened over the last couple of years, and you had all these companies that were lending assets to each other, that is something that this model does avoid.

Bill Barhydt: Yeah, the biggest, the biggest risk historically, in these kind of yield and lending systems, either even for tradfi, it's excessive leverage and corporate counterparty risk. So, like when long-term capital failed, half of Wall Street didn't know that the other parts of Wall Street were the largest lender to the same company, and the money was just moving in a big circle, and this one company was just overleveraging itself to the point where it could bring down all of Wall Street to some degree. You know, that's what was happening with FTX. Is hedge fund and ft and they started basically taking money. The Hedge Fund started taking money from retail, right? And so what we do with the way we use defi is we eliminate that corporate counterparty risk by doing everything on chain so that we can easily audit what we're doing, and the system isn't overleveraged because of the way defi works. And that's really the beauty of decentralized finance, is that you can literally see what's happening onchain. And part of the answer to this other question I see here from James about why we don't use certain other staking platforms is we're not basically trying to be the early adopter of every new defi platform. We're trying to basically be the really reasonably risk-adjusted way to earn good yield on assets you're already taking principal risk on. Makes no sense for us to dramatically increase your risk if you're already taking a risk by getting a lot of exposure to Solana, or you know, some next-gen platform, right? So, so we take a more conservative risk on how to basically generate yield, versus some other ways, which may be super new, which may offer 2x the yield. We're not going to be the first ones to use them. We'll use them first for our own balance sheet, before we offer them to clients, as Marissa said. But beyond that, you know, that's not our job. It's our job to basically act in our client’s best interest. So, did you want to just talk about lending for a minute? Because I think this is really one of the most interesting, often asked parts of our business these days.

Marissa Kim: Yeah, so one of our fastest-growing products over the last few years has been, by far, borrowing against Bitcoin and Ethereum. So we have a lot of, you know, OG’s who've been in the space been holding for, you know, 5-10 years, and they just want to get a little bit of liquidity. You know, it's a wide variety of reasons why. A lot of it is, you know, I want to buy a house, kind of upgrade my lifestyle. You know, some people are doing it to kind of just live all in Bitcoin, like they basically are all in on the Bitcoin standard, and they're just kind of drawing down each month against it so that they can pay their living expenses. So it's a wide variety of reasons. We also, more and more, starting to see, you know, people's companies that's starting to acquire Bitcoin, and companies you wouldn't even think, you know, would be even doing this, like, way outside of crypto, you know, regular like doctors offices and, you know, car dealerships, very regular companies that are doing this as well, and they're borrowing to just, you know, have capital efficiency on their as part of their treasury. So wide variety of reasons why. But we can borrow. You can borrow up to 50% loan to value. So it's an open term loan, which is very, very flexible, meaning a lot of the other lenders kind of have a term. So some of them are three months, and then it just rolls. Some of them, you have to pay off the loan in 12 months. For us, it's open-ended, and that works really well for our clients, because most of them kind of never intend to pay it off, where they just, you know, overall, Bitcoin is appreciating over time. The interest rate is what it is, so it keeps accruing onto the balance. But overall, Bitcoin is going up faster. And, you know, the dollar is depreciating against Bitcoin, so usually people will just draw it down against it over time and maybe pay down small parts of the loan from time to time. So many of them keep it open kind of indefinitely, and then it's a very fast processing time. So it's really just kind of one to two days of processing time. The interest rate is super, super competitive right now. I think it's about 3.5%. It is a variable rate, so it does go higher than that, but it's generally between 3 and 6%, so kind of average cost of capital. We can look back over the last year, it was about 5.5% on average. So you can really model out like, how much this loan is going to cost me over the next few years? Some people do pay down the interest just to avoid, you know, the continuous compounding of interest, but that's totally optional. So I think it's a great product. Again. This is, you know, I've looked at a lot of the other products out on the market. I think by far, ours is the most flexible in terms of not having to pay it back, having a very competitive interest rate, and then just kind of making it work for you. And then we are going to be launching Solana-backed loans in the next, I would say, one to three months. So we're already doing these for some larger holders. So if you're holding a lot of Solana, definitely come talk to us. But we're going to be launching this on the platform so that everybody you know, even if someone wants to do $10,000 they can do it very easily. And the thing that's really compelling about this product is that we're using staked Solana, and you can borrow against it, which basically, basically means that your interest rate that you're paying or that it's accruing to the balance could be zero. Obviously, it depends on the staking rate versus the borrowing rate, but usually it's about pretty even. So you either you could even make money, but it should be around 0%, you know, effective interest rate, and then loan to value 30% obviously. Solana is more volatile than Bitcoin and Ethereum, so we do have to over-collateralize a little bit more, but I think it's going to be a great product. We've definitely had a lot of clients that have asked us about barring against a theory, or, sorry, barring against Solana over the years. So, I see a question on states, so we can serve any state in the US. We also have clients abroad. So we have clients, you know, outside of the US as well.

Bill Barhydt: Yeah, one advantage of being an RIA that facilitates the product. So we're not a direct lender, for example, we're simply facilitating your access as a fiduciary. So, so you know, we're subject to like, sec audits and things like that, but as a facilitator, that you know, gives us access to a wide variety of service providers that we can integrate your vault directly with, on your behalf, which I think is a very, very compelling, very compelling model. So, good stuff. So, I'll take – there's a couple of other questions here, Pomp, maybe you want to help me with one of these. So somebody was asking, kind of like, what we see as kind of the macro state of affairs. And you know what? What does it look like in Q2, and what are you thinking about, specifically for Bitcoin in 2026. You want to each take that one turn? Want to go first?

Anthony Pompliano: Sure. My general thought process is if deflation is real, it will be a major headwind for asset prices. Bitcoin is not, you know, immune to that. Obviously, the short-term oil spike in price is inflationary. And so now the question becomes like, how long does the short-term oil spike last? And can it overwhelm the deflationary forces that are more structural and kind of medium to long term. The other thing that I think is really interesting is Bitcoin’s volatility has been cut in half. And so the drawdown from 126 to 60 is about half of what we normally have seen. And so there is, you know, I'm not a mathematician, but you know, half and half, I don't know if I believe in coincidences. And so what that also means, though, is on the way back up, you may not expect it to go from, you know, 126 to a million. It is more likely going to be in that, you know, 20 to 50% compound annual growth rate range, although, you know, still large that is significantly below the, you know, 80 or 90% compound annual growth rate over the last 10 or 11 years.

Bill Barhydt: Yeah, yeah. If you compare, like, the drawdown at the beginning of COVID, I think it troughed at, like, what, 6k or something like that. Maybe it went down a little bit lower. And then, of course, you know, over the life of COVID, I think it went to, what 50s. I'm trying to remember the high was in the 50s or 60s. I don't remember exactly the number, but basically it was, like a 9x, if I remember correctly, right during COVID and then the drawdown post FTX was, you know, significant. And so I agree with what you're saying. So I would expect, given that we're seeing a 50% drawdown, that instead of 9x we might see like, you know, three or 4x during during the next run, which could put, you know, Bitcoin at 250k which sounds like a lot, because it is, but relative to other runs, it's actually pretty muted, right? Because it would be 2x versus the previous high, but 4x versus the, you know, if we wick down at 60k that would be kind of like a 4x run, right? So, I think that the compounded rate of Bitcoin’s growth is still going to be based on money printing and money supply, right? We're talking about a structural deficit, you know, and interest payments now that are in the trillions, right? So we've got a trillion-dollar debt service payment, we've got a refinance 10 trillion and a mint. We've got a tale of two cities, where employment is growing. One area, but you know we've got deflationary pressures because of AI's impact on GDP. You know, we saw this game before, in the 90s, when with the onslaught of enterprise software, where the impact on productivity and GDP was so high that it offset government inflation for quite a while. And to Pomp's point, you know, we could see something structurally very similar here, because the government has no choice except to print their way out of this kind of debt cycle that we're in, and hope that the middle class in some way finances this via inflation long term. And so you know that ultimately, I think, is all tailwinds for Bitcoin. But to the person’s question, I do think that there may be some, you know, 90-day headwinds, but, you know, I wouldn't personally try to predict our time, any of that. And that's not how I invest. I invest with a five to 10 year time horizon, with Bitcoin as my beta. So anyway, good question. Let's see, we had a couple of others here that I may have missed.

Lief Storer: One question that was interesting, just on private wealth, what plan, product development, if you can discuss kind of a little bit touching on the roadmap for Abra. That's from Jonathan Sullivan.

Bill Barhydt: Got it, okay. So, we did announce our plans to go public last week, and as part of that announcement, we made it very, very clear our intention to facilitate and help RIAs and other institutions offer our products and services to their clients as a big component of our charge to get to 10 billion in AUM by the end of next year, which is our stated goal, and I'd love nothing more than to beat that goal. But I actually think that the RIA space, and secondarily, other banks, who are also acting as wealth advisors, are going to end up helping Abra get there by offering our products and services to their clients. And I'm super bullish on that. I mean, they are all basically on zero. Talk to the average RIA in the United States, they're collectively managing what 100 trillion like, they're all on zero. Some of them have started offering, like, Bitcoin, ETFs to their clients. But even then, like, that's not what their clients, in my opinion, mostly want. They want the kind of products that we're talking about here, the ability to build generational wealth, borrow against Bitcoin, borrow against other crypto assets, earn yield on assets, take advantage of stablecoin yield products. And I think you're going to see the migration that should have happened off of 60-40 that we actually talked about on your show last week. I think that's going to happen in the next five years via this change of game plan within the RIA community.

Lief Storer: Request question from Jessica, did you have – did you have a question?

Bill Barhydt: Yeah, just feel free to oh, she's on mute. You can also type it if you want. So let's see. Just looking here, how do you handle taxes? So, if you're using an income generating strategy from Abras RIA service, you do get all of the tax documents that you need to be able to file your taxes. Obviously, if you acquire Bitcoin or assets somewhere else, you'll need to track your cost basis for those assets. But anything you do within the Abra platform, we report back to you with the appropriate tax documents. So maybe that's a good time to just kind of talk about the process and how we can help you get started. So the easiest thing to do to get started is just go to abra.com. You can click open an account. Now that's an SMA account. It takes, you know, usually two to three minutes. If you're an individual, if your company wants to onboard, it's the same screen. Just choose, I think it's “enterprise customer,” and it takes a little bit longer to process those documents, hopefully several hours, depending on when you do it, and then you can enter your company or your trust. So if you're looking to execute like the Michael Saylor MicroStrategy playbook for your company, we have a lot of clients now who are companies that are holding Bitcoin and earning yield on it, borrowing against it, we can help facilitate that for your company, just as well as we can for you as an individual. And then we've had people do both, right? They started out themselves doing it, and then their company segued into that, and then you can reach out to the sales team. I think that the best part about working with a fiduciary Abra is that you can actually work with a named individual to help you. It's not the black box that you see when you work with an exchange. And there's a reason for that, right? I mean, we really are legally bound to act in your best interest, and we want you as a larger holder to have a great experience. And we do support both US and non-US clients. Obviously, we don't deal with any kind of sanctioned countries, but you can join from myriad locations outside the US as well. And Chris is asking if Abra shares will be tokenized. And the answer is, I hope so. If you read our public filings, you know our plan is to eventually offer our shares as tokenized shares as well, which makes sense, obviously, and so we're hoping to do that over time. The initial offering will be via, you know, the SPAC process, and we announced all the details of that last week. The S-4 is coming soon, which is the documents you file with the SEC. So, more to say about that in the future, but it's certainly our hope to be able to provide that to investors over time.

Anthony Pompliano: So yeah, Bill, one other thing, just real quick that might be helpful for folks. For those who either are signed up or are thinking about signing up, where can they get more information? You guys publish, you know, you got research information. Where should they go for that?

Bill Barhydt: Yeah, so abra.com, you know, there's a plethora of information about how loans work, about how the yield works. You can sign up and get on the calendar from one of our, you know, one of our reps. Right away, they'll literally, you know, tomorrow, you'll be talking to somebody on Zoom, and they'll walk you through the process. They'll answer questions about how it works. You can follow me on X, I'm very active. I'm actually Bill Barr. I actually no longer have the X. I'm just Bill Barr on X. Got rid of the x, but you can also follow Abra global on X as well. We're all very active there. And, you know, there's just a lot of information out there about how we work and what we do. And the best part, like I keep saying, is you can actually talk to a real person very quickly. We've got a little army of people that are well-trained in our products, how they work, and they love to help you.

Anthony Pompliano: The most important part is not having to just stare at a screen and see blinking lights and say, What the hell happened? Or what do I do? and being able to call somebody, right?

Bill Barhydt: Or did I press the wrong button and I don't know what happened? Etc, etc. Exactly. Yep. Cool. So any parting thoughts?

Anthony Pompliano: You guys are doing a great job. I'm a very big fan. I think it's cool that you guys are going public, which, you know, I always think consumer products work. Somebody can use the product, invest in the company and hold the shares. It's pretty awesome.

Bill Barhydt: Yeah.

Anthony Pompliano: And I'm happy to answer any questions people have if they want to reach out to me.

Bill Barhydt: Yep, totally agree. It's funny because I bought Tesla years ago, and when I bought it, I'm not going to say how I financed it, which is pretty stupid, but I did the math. About three years later, if I had actually bought the shares, I would have had four Teslas, and I would have tripled the money that I had left over. And so I'm not saying that everybody should just go buy Abra shares, but, you know, but I am saying that I completely agree with your point, which is, it is pretty cool to be able to invest in the companies that you believe in, that you use yourself and everybody, obviously, you should all do your own homework and have conviction for what you're investing in, including the opportunities that we're talking about here.

Anthony Pompliano: 100%.

Bill Barhydt: Marissa, anything you want to add?

Marissa Kim: No just, you know, our team is here, like Bill said that, you know, there's no cost to just setting up a call and speaking to our team and learning kind of more about the products you know we can give you feedback on your portfolio or anything like that, so please reach out right now.

Bill Barhydt: Okay, so we're right at the hour, so good timing, and thank you all so much for joining and for your time. All right, everyone.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

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Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.